Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dapper Boi, Inc.
8680 Miralani Drive, STE 104
San Diego, CA 92126
www.DapperBoi.com

Up to $106,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dapper Boi, Inc.
Address: 8680 Miralani Drive, STE 104, San Diego, CA 92126
State of Incorporation: DE
Date Incorporated: June 17, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $106,998.00 | 35,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $198.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Dapper Boi will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3 / share, you will receive 10 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Early Investment Perks:

First 24 hours

Friends & Family Super Early Bird Bonus

Receive 15% bonus shares when you invest within the first 24 hours and $250 STORE CREDIT.

Day 2-8

Friends, Family and Fan Early Bird Bonus

Receive 10% bonus shares when you invest within days 2-8 and $200 STORE CREDIT.

Day 9-15

Early Adopter Bonus

Receive 5% bonus shares when you invest within days 9-15 and $100 STORE CREDIT.

Volume Perks

$500+

Owners VIP Tier

Invest $500+ and receive $500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 20% off ALL In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$1,000+

Community Tier

Invest $1000+ and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to

30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$2,500+

5% Bonus Shares

Invest $2,500 and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$5,000+

Invest $5,000 and receive $2,500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items) PLUS 10% bonus shares

$20,000+

Invest $20,000 and receive $5,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 50% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

PLUS 15% bonus shares and an invite to come to San Diego to meet the whole Dapper Boi team, get a tour of our HQ and help us design our next product launch!

The Company and its Business

Company Overview

We started Dapper Boi in 2015 with a goal to make people feel comfortable and confident in their own skin by offering gender neutral, everyday clothing line for androgynous women and men of all body types. We made this goal a reality by creating the best gender-neutral jeans on the market, and selling it direct to consumer.

With over 13,000 customers, Dapper Boi has evolved into the first community-driven gender-neutral brand - designing, premium, everyday apparel. We do this with the support, input, and feedback of our loyal customers and followers.

In 2018, Dapper Boi generated $280,761 in revenue, contributing to greater than $880,000 in revenue since inception. With only two of us running the entire business along with two part-time employees and a few, key independent contractors, we are proud of how far we've come and with our proven products and marketing tactics, we know that with additional funding we can grow this business exponentially and very quickly.

Our vision is to create a dynamic, interactive shopping experience, offering a wide range of styles for a variety of specific body types. We believe that we can ultimately change the landscape of not only shopping online, but in the way that people will confidently feel with great fitting clothing that truly represents who they are.

Competitors and Industry

In general, the competition is scarce when it comes to brands that sell specifically androgynous clothing with a masculine fit. We are servicing the LGBTQ+ community, androgynous women, men with curvy body types, non-binary and gender nonconforming people and more. Our inclusion, enthusiasm for our work and passion is what makes us exceptionally unique.

Current Stage and Roadmap

Our products are already in existence and with a proven track record. We plan on upping production and purchasing products ahead of schedule so that customers will

have a shorter wait time for their items. We are working on all sales funnels so that our back end process is seamless, consistent and automated.

The Team

Officers and Directors

Name: Victoria Pasche

Victoria Pasche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO and Director
  Dates of Service: June 17, 2015 - Present
  Responsibilities: Product Development, Customer Support, Marketing- Content, Video, Product Launches, Paids Ads Strategy, Talent Aquisition, Public Relations, Accounting, Operations

Name: Charisse Anne Pasche

Charisse Anne Pasche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary and Director
  Dates of Service: June 17, 2015 - Present
  Responsibilities: Charisse is in charge of influencer marketing, social media (creation and scheduling), PR and also has a hand in product development alongside Victoria

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Dapper Boi, Inc. was formed on June 17, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the

Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dapper Boi, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dapper Boi, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dapper Boi, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Victoria Pasche	1,000,000	Common Stock	50.0
Charisse Pasche	1,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 35,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more

shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The increase in revenue is attributed to consistent, monthly product campaigns as well as increased Marketing spend.

The increased loss was due to taking on additional debt, which was invested into product development, marketing spend

As our customer base was growing in 2018, we decided to launch more products than we did in 2017 which is why both revenue and costs increased as well.

Historical results and cash flows:

The company is investing in continued growth of the brand including increasing staffing levels, hiring a professional media company, and in creating additional inventory levels to accommodate our forcasted growth. As a result, we will experience net income losses in the foreseeable future as we continue to make these investments into our operations.

In 2019 and as of July 31, we've already achieved cumulative revenues of $300,000 according to our shopify store. We believe that the funding from this offering will be sufficient to achieve our 2020 and 2021 financial goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has Merchant capital advances and small business loans in the amount of $330,000. See all issuing lenders within Note 3 of financial statement.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical for the company to scale. Without these funds, the company will continue to run crowdfunding campaigns in order to manufacture products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

With our unique selling proposition, stable customer base and competitive advantage, the company is viable. With funds raised from this campaign, the company will be able to scale quickly to positive cash flow.

The company will survive without these funds by continually running our own pre-order campaigns which makes up approximately 10% which we will invest into future productions. We will not be able to grow as planned without this investment. We do not have enough investment capital currently to fund all of our new product initiatives and Marketing efforts. Having inventory ready to ship is crucial for our

growth and adequate Marketing dollars are crucial for us to scale.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding is raised, the company will continue to operate under the current crowdfunding business model until the company is able to create positive cash flow.

The minimum raise will not have an impact on our business because of our outstanding debt, StartEngine platform fees and up front inventory costs exceed the $10,000 minimum raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We believe that we would be able to operate the company indefinitely with the maximum funding goal. These funds will allow our company to scale and we will continue our pre-campaigns in order to pre-purchase inventory. Although, we will likely raise additional capital in the future so that we may continue to invest in our online shopping experience, new products, marketing efforts, and staff.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to Start Engine, we will continue to utilize both Shopify and PayPal working capital as needed.

Indebtedness

- **Creditor:** Loanme, Inc.
  Amount Owed: $74,991.00
  Interest Rate: 94.0%
  Maturity Date: April 01, 2028

- **Creditor:** Shopify Capital Inc.
  Amount Owed: $7,421.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2019

Agreement with Shopify Capital Inc. with principal and advance fee paid at a remittance rate of 15% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company

- **Creditor:** Headway Capital, LLC
  Amount Owed: $12,672.00
  Interest Rate: 62.62%
  Maturity Date: December 31, 2019
  Line of credit provided by Headway Capital, LLC with monthly principal and interest payments of $1,199.42 with interest at 62.62%, Guarantor listed as Victoria Pasche

- **Creditor:** Kabbage
  Amount Owed: $39,400.00
  Interest Rate: 67.34%
  Maturity Date: December 31, 2019
  Multiple agreements with Kabbage with monthly principal and interest payments of between $5,223 and $7,100 with interest between 61.27% and 67.34%, Guarantor listed as Victoria Pasche, and maturities listed as less than 12 months from origination dates, Guarantor listed as Victoria Pasche

- **Creditor:** PayPal Working Capital
  Amount Owed: $45,432.00
  Interest Rate: 30.0%
  Maturity Date: December 31, 2019
  Agreement with PayPal Working Capital with principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $2,289 required every 90 days

- **Creditor:** Quarterspot
  Amount Owed: $54,568.00
  Interest Rate: 36.7%
  Maturity Date: December 31, 2019
  Note payable to Quarterspot with weekly principal and interest payments of $1,526.09 with interest at 36.70%

- **Creditor:** equipment vendor
  Amount Owed: $879.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2019
  Note payable to an equipment vendor, non-interest bearing, payable in monthly principal installments of $167.14, maturing July 2019, and collateralized by equipment

- **Creditor:** Clearbanc

Amount Owed: $7,701.00
Interest Rate: 17.5%
Maturity Date: December 31, 2025
Line of credit provided by Clearbanc to be used only on advertising expenses, at a remittance rate of 17.5% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company

Related Party Transactions

- **Name of Entity:** Victoria Pasche
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company has received advancements in the form of cash and expense reimbursements from, CEO and Founder, Victoria Pasche.
  Material Terms: The total advancements total $10,777 and $15,520 for 2018 and 2017, respectively. The outstanding balance due to Victoria Pasche were $1,222 and $9,632 as of December 31, 2018 and December 31, 2017, respectively.

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The company believes that its valuation is driven by our present state of the company, projected revenues, and other factors. The valuation is based, in part, upon the sales of products through our successful crowdfunding campaigns, our outstanding customer reviews of our products, and our revenues and expected growth. According to our Shopify store, our previous sales in 2018 were $305,382. In 2019 to date, we have $398,768 in sales. Based on our historical growth rate, we expect our sales to continue to increase over the next 2-3 years, expecially as we roll out new products and expand into additional body types and styles.

As for comparable companies utilizing the same niche, gender-neutral audience, clothing company TomboyX recently raised $18M with a $50M - $100M valuation. According to Crunchbase, $5.4M is their estimated revenue, indicating a multiple range from 9x - 18.5x.

We have set our valuation at $6M for this raise with the goal of using the capital to launch our new products and grow the company the the next level, as we continue to scale the business over the next several years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *StartEngine platform fees*
  93.0%
  These fees go toward premium service for StartEngine.

If we raise the over allotment amount of $106,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Debt*
  30.0%
  When initially taking the risk to start Dapper Boi, we were not approved for traditional funding and looked to alternative, merchant capital loans as a means to fund our business. 30% of funds raised will go towards paying down these loans.

- *Inventory*
  29.0%
  With our crowdfunding model, we've been able to see which products/styles are most popular to launch. We ran several tests with our most popular campaign products by purchasing inventory in advance. We then launched these products as a pre-order campaign with special pricing and limited inventory to our customers. Within these tests it created a sense of urgency for our customers to get in on these limited batches and because they didn't have to wait for the product to be manufactured, they became more eager to purchase these products as well. The results were very positive and inventory moved at a much faster pace compared to our traditional campaigns. We are confident in our products and our customers. 30% of funds raised will go towards purchasing limited batches of inventory so that customers do not have to wait for product. This will reduce risk of having too much inventory on hand and will also allow us to launch more products at a faster pace. As our business grows, we will adjust inventory levels accordingly.

- *Marketing*
  20.0%
  We find that our likable content (blogs, videos, images, etc) is what is working for us on social media. We will use these Marketing funds to ramp up our paid ads spend and professional services for SEO, content, photography and videography.

- *New Hires*
  10.0%
  To be able to focus on the growth of our business, we will be hiring additional part-time employees to assist with the day-to-day business including order

fulfillment, inventory management and customer support. We will also outsource professional accounting services.

- *VR Website Development*
  4.0%
  4% of funds raised will allow us to start the research and development of the virtual reality aspect within our website. With this feature customers can easily determine their Dapper Boi size through the use of a picture. They will be able to use this picture to determine what our clothes will look like on them and then share these photos with friends.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.DapperBoi.com (https://www.dapperboi.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dapper-boi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dapper Boi, Inc.

[See attached]

I, Victoria Pasche, the Co-Founder and CEO of Dapper Boi, Inc., hereby certify that the financial statements of Dapper Boi, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Dapper Boi, Inc. has not yet filed its federal tax return for 2018.

For the year 2017 the amounts reported on our tax returns were total income of $106,665; taxable income of -$57,787 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 25, 2019.



Co-Founder & CEO

July 25, 2019

DAPPER BOI, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2017**

DAPPER BOI, INC.
Index to Financial Statements
(unaudited)

DAPPER BOI, INC.
(A Delaware Corporation)
BALANCE SHEET

| | DECEMBER 31, | |
ASSETS	2018	2017
CURRENT ASSETS		
Cash	30,410	9,591
Sundry receivable	170	4,338
Inventory	29,512	43,482
Prepaid expenses	14,758	3,642
TOTAL CURRENT ASSETS	74,850	61,053
OTHER ASSETS		
Deposits	17,068	15,236
TOTAL OTHER ASSETS	17,068	15,236
TOTAL ASSETS	91,918	76,289
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	12,403	44,475
Sales tax payable	1,971	1,178
Payroll taxes payable	2,088	849
State tax payable	824	824
Loans payable, current	87,855	69,876
Loan payable - shareholder	1,222	9,632
Unearned revenue	23,684	13,272
Deferred revenue	6,236	2,776
TOTAL CURRENT LIABILITIES	136,283	142,882
LONG TERM LIABILITIES		
Loans payable	243,065	69,876
Loan payable - shareholder	1,222	9,632
Less - current portion above	(89,077)	(79,508)
TOTAL LONG TERM LIABILITIES	155,210	0
STOCKHOLDERS' DEFICIT		
Capital stock	200	200
Accumulated deficit	(199,775)	(66,793)
TOTAL STOCKHOLDERS' DEFICIT	(199,575)	(66,593)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	91,918	76,289

See accompanying notes to financial statements.

| | CALENDAR YEARS ENDED DECEMBER 31, | | INCREASE OR |
	2018	2017	(DECREASE)
Merchandise sales and shipping	280,761	225,111	55,650
Less - cost of merchandise and shipping	158,253	118,446	39,807
Gross profit	122,508	106,665	15,843
Less - operating expenses			
Advertising and marketing	62,676	66,742	(4,066)
Payroll and benefits	59,221	7,324	51,897
Warehouse expenses	46,457	21,746	24,711
Outside fulfillment expenses	0	21,800	(21,800)
Business and design development	21,156	21,298	(142)
General and administrative	22,130	8,702	13,428
Total operating expenses	211,640	147,612	64,028
Loss from operations	(89,132)	(40,947)	(48,185)
Less - non operating expense, net:			
Interest expense	97,900	18,189	79,711
Total non-operating expense	97,900	18,189	79,711
Less: failed manufacturer debt write-off	54,050	0	54,050
Non-operating expense, net	43,850	18,189	25,661
Net (loss) before provision for corporate income taxes	(132,982)	(59,136)	(73,846)
Less - provision for corporate income taxes	0	0	0
Net (loss)	(132,982)	(59,136)	(73,846)

See accompanying notes to financial statements.

	Common Stock, $.0001 Par	Retained Earnings (Accumulated Deficit)	Total Stockholder Deficiency
Balance, January 1, 2017	2,000,000	(7,657)	(7,457)
Net (loss) - calendar year end December 31, 2017		(59,136)	(59,136)
Balance, December 31, 2017	2,000,000	(66,793)	(66,593)
Net (loss) - calendar year end December 31, 2018		(132,982)	(132,982)
Balance, December 31, 2018	2,000,000	(199,775)	(199,575)

See accompanying notes to financial statements.

| | CALENDAR YEARS ENDED DECEMBER 31, | |
	2018	2017
Cash flows from operating activities:		
Net loss	(132,982)	(59,136)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) or Decrease in:		
Sundry receivable	4,169	287
Inventory	13,970	(28,340)
Prepaid expenses	(11,116)	858
Other assets	(1,832)	(13,345)
Increase or (Decrease) in:		
Accounts payable and accrued expenses	(32,072)	37,545
Unearned revenue	10,412	5,502
Deferred revenue	3,460	2,776
Accrued taxes	2,031	1,617
Net cash (used) by operating activities	(143,960)	(52,236)
Cash flows from financing activities:		
Proceeds from loans	341,391	124,150
Repayment of loans	(168,202)	(56,764)
Proceeds from stockholder loans	10,777	15,520
Repayment of stockholder loans	(19,187)	(24,279)
Net cash provided by financing activities	164,779	58,627
Net increase in cash	20,819	6,391
Cash, beginning of year	9,591	3,200
Cash, end of year	30,410	9,591

See accompanying notes to financial statements.

DAPPER BOI, INC.
Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Dapper Boi, Inc. was formed on June 17, 2015 ("Inception") in the State of Delaware. The financial statements of Dapper Boi, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

The company is a gender neutral, everyday clothing line for androgynous women and men of all body types and offered in a wide range of sizes. Dapper Boi, Inc. sells direct to consumer by launching products monthly at limited-time wholesale pricing through website, www.DapperBoi.com. The company offers apparel such as jeans, button-up shirts, swimwear, etc. to an underserved market where this sought after look and unique fit is challenging to find.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Revenue Recognition

The Company will recognize revenues from the sale of merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

	2018	2017
Note payable to Loanme, Inc. with monthly principal and interest payments of $5,875.69 with interest at 94%, Guarantor listed as Victoria Pasche, and matures in April 2028	74,991	0
Agreement with Shopify Capital Inc. with principal and advance fee paid at a remittance rate of 15% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company	7,421	11,033
Line of credit provided by Headway Capital, LLC with monthly principal and interest payments of $1,199.42 with interest at 62.62%, Guarantor listed as Victoria Pasche	12,672	12,783
Multiple agreements with Kabbage with monthly principal and interest payments of between $5,223 and $7,100 with interest between 61.27% and 67.34%, Guarantor listed as Victoria Pasche, and maturities listed as less than 12 months from origination dates, Guarantor listed as Victoria Pasche	39,400	39,536
Agreement with PayPal Working Capital with principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $2,289 required every 90 days	45,432	6,524
Note payable to Quarterspot with weekly principal and interest payments of $1,526.09 with interest at 36.70%	54,568	0
Note payable to an equipment vendor, non-interest bearing, payable in monthly principal installments of $167.14, maturing July 2019, and collateralized by equipment	879	0
Line of credit provided by Clearbanc to be used only on advertising expenses, at a remittance rate of 17.5% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company	7,701	0
Total debt	243,064	69,876
Less: current portion of debt	(87,855)	(69,876)
Total long-term debt	155,209	0

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Future revenue commitments to Shopify Capital Inc., PayPal Working Capital, and Clearbanc, see Note 3.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2018 the company has currently issued 2,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received advancements in the form of cash and expense reimbursements from, CEO and Founder, Victoria Pasche. The total advancements total $10,777 and $15,520 for 2018 and 2017, respectively. The outstanding balance due to Victoria Pasche were $1,222 and $9,632 as of December 31, 2018 and December 31, 2017, respectively.

CEO and Founder Victoria Pasche is listed as the Guarantor on loans with Loanme, Inc., Headway Capital, LLC, and Kabbage, see Note 3.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through July 24, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Dapper Boi

Androgynous Clothing Retailer



⊘ **Website**   📍 San Diego, CA   [E-COMMERCE]   [FASHION & APPAREL]

Dapper Boi is a gender neutral, everyday clothing line for people with androgynous style of all body types. We are proud to make people feel comfortable and confident in their own skin by offering stylish clothes with a unique fit.

$0.00 raised ⓘ

0 Investors	**91** Days Left
$3.00 Price per Share	**$6M** Valuation
Equity Offering Type	**$198.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   🤍 Follow

Reasons to Invest

- $1M in lifetime sales with 2019 revenue already surpassing 2018 by 30%, with our busiest period still to come

- 13,000+ loyal customers that keep coming back for our latest product launches

- Wholesale profit margin ranging from 47-60% with a retail profit margin as high as 75%-85%.

Androgynous clothing for

Androgynous clothing for
everybody and ***EVERY body.***

THE PROBLEM

It's hard to find men's clothes that fit a woman's body

Co-founder of Dapper Boi, Vicky Pasche, was **tired of shopping in the men's section for clothes that just didn't adhere to her body's shape.** The options for androgynous clothing were few and far between, let alone finding these clothes at an affordable price point. Many like her are searching for comfortable clothing that affirms their identity without being forced to get things tailored, or custom-made. **There are very few online resources for shopping that specialize in androgynous clothing and even fewer that have a wide array of products and sizes.** Up until now, an entire section of the population has been forced to compromise their style and comfort in service of finding clothes that reflect their identity.



THE SOLUTION

Creating clothes for everybody and *EVERY* body.

This journey all started in 2015 with a Kickstarter campaign for Slim-Straight

Jeans. The response was overwhelming. We realized that there was an untapped, under serviced and virtually ignored market of people who are looking for exactly the kind of clothes that we were interested in making. We started to manufacture other items, like button-up shirts, bathing suits with compression tops and so much more. We are constantly introducing new items and use a trial wholesale model to test responses to the new apparel. **Dapper Boi is both a lucrative clothing retailer and an inclusive community**.

 

The market is loyal and growing quickly

We are the first movers in this community and have already created some **thirteen thousand** customers devoted to our brand. Our customers are mostly women (or gender non-conforming people) who dress androgynously. Because a site like ours, with our variety, price point, inclusionary size range and customer feedback level, does not exist outside of us, we have no trouble keeping customers, while we draw in new ones. Our ideal customer demographic is androgynous women with masculine style, folks from the LGBTQ community and men with curves. These communities are dramatically underserved and, **we have found a valuable place in the market nearly instantaneously.**





Over $1M in lifetime revenue--we sell _well_ and we _sell out fast_

The success of our Kickstarter campaign was only the beginning of an exciting growth phase. After we oversubscribed our Kickstarter for androgynous jeans, **we knew that there was a market for our products** and we started our site and began rolling out **new products monthly.** Many of our products sell out quickly, including our incredibly popular swimwear line. Our work garnered a lot of press and brought more and more people to the site. As we continue to increase our revenue, we are able to continuously expand our brand, adding new apparel like bomber jackets, blazers and **different styles of jeans**. We are also continuing to increase size range and fit to make our site the most inclusive gender-neutral clothing brand out there.



Our customers love us!

Our customers love us!

With over 13,000+ loyal customers, we have been able to grow our company as fast as our community-- all the while putting the needs of our customers first.





Best fit, great quality, prompt friendly customer service.

Aryn W.



I love this company. I love the shirts they fit great and clearly were designed well.

Amelia E.



The clothes fit amazingly!! I've never been complemented more on my wardrobe choices!

Patricia L.

And so does the press!



PRIDE · Entrepreneur · 7x7 · EDGEMEDIANETWORK · curve · chubstr Life in your size · HER · taggmagazine · KUSI NEWS TELEVISION

WHAT WE DO

We make gender neutral clothes for everyone

Dapper Boi's clothes are made for both style and function. Part of what made our original jeans design so exciting and revolutionary was the deep front and back pockets, a type of functionality that doesn't exist in most women's jeans. Similarly, our button-ups are made for a body with curves, a far cry from the men's button-ups that you find in most stores. There have added hidden snaps on the button placket to ensure there is no chest gap. All of our clothes are made for fit, comfort

and style. **We make clothes that are different because we know that you are too.**



We test the waters, so we know exactly what our customers want

Our unique business model **involves crowdfunding new clothing items**. We test the market by launching a product campaign for three weeks and within these three weeks, our customers can buy these products wholesale. That means they are paying up to half the retail price. Through this, we are seeing both if the product is well-liked enough by our customers to sell on our site, and if it is a good investment on our part. Having this **short selling period increases urgency** and encourages customers to check in with our site regularly. After these three weeks, if we don't make our funds needed to go into production on the item, the customers get their money back. If we do make the funding goal, this first wave customers receive their items at the wholesale price and the product then goes on to be listed on our site at its retail price.

Our wholesale profit margin ranges from **47-60% and our retail profit margin range from 75%-85%.** Through this method, we know that the items that we are investing time and money in, already have an eager market.

According to Shopify, Our 2018 revenue was $305K and to date, our 2019 revenue is already over $400K. Since the inception of our site, we have made over $1 Million.



HOW WE ARE DIFFERENT

Nobody offers the same fit and variety we do

Our clothes offer a unique fit that has been specifically tailored to be a genderless option for all body types. We boast a wide range of sizes, styles, colors and apparel types. This is not a thing that you will see elsewhere. Through our customer-driven, wholesale method, we are creating a rapport with our base, just

another thing that sets us apart from other clothing retailers.

In general, **the competition is scarce** when it comes to brands that sell specifically androgynous clothing with a masculine fit. We are servicing the LGBTQ+ community, androgynous women, men with curvy body types, non-binary and gender nonconforming people and more. Our inclusion, enthusiasm for our work and passion is what makes us exceptionally unique.



THE VISION

We will make Dapper Boi the complete online shopping experience

On top of our plans to continue to roll out new styles, new apparel, and a larger size range, we have plans to create an online shopping experience that matches that of going in person. In the next three years, we want to create a program that allows customers to choose their body type and then sort through products based on that alone. Additionally, we plan on implementing the use of VR technology so that customers can easily determine their Dapper Boi size through the use of a picture. They will be able to use this picture to determine what our clothes will look like on them and then share these photos with friends.

We plan on upping production and purchasing products ahead of schedule so that customers will have a shorter wait time for their items. We are working on all sales funnels so that **our back end process is seamless, consistent and automated.**



We saw that there was something missing, so we created it

Dapper Boi was started by married couple, Vicky and Charisse Pasche. The vision came to be after Vicky was having trouble finding clothes that fit correctly, in the style that she felt most comfortable in. Together, they decided that since there were no clothing retailers that could service them, they'd have to start one themselves. Because Dapper Boi started in such a personal manner, both Vicky and Charisse feel deeply passionate about the project. They've invested a lot in this company and it shows through in everything they do -- from the clothes they make, to the way they communicate and work alongside their customer base.





Invest in helping people be the best version of themselves

This StartEngine raise makes perfect sense for Dapper Boi. **Our whole world is crowdfunding.** We started with our successful Kickstarter campaign and continue to use crowdfunding as an essential part of our business model. We thrive in this environment and know that in working with StartEngine we will be able to open ourselves up to new possibilities to broaden our horizons.

Our mission is to make people feel comfortable and confident in who they are, by offering premium, stylish, gender-neutral apparel to fit a wide range of body types and sizes.

Our growth has been natural and steady and an influx of funds will help us to increase our product base and variety and therefore attract more customers. The customers we have now are highly loyal. **We have reached a virtually untapped market** of people who have been in dire need of a place to shop that feels inclusive and geared towards their style. Dapper Boi is helping to revolutionize the gender-neutral fashion movement.



1st Prototype

Our signature slim-straight, gender-neutral jeans approved.

Revenue Increased

Increase of 307%, from $59K in 2016 to $240K in 2017.

Campaigns Launched Each Month

Bringing in an average of $40K in revenue each month with limited Marketing spend.

Sold Out of Slim-Straight Jeans

Launched New Business Model

Launched our new crowdfunding business model from our own site. First product launch was signature button-up shirt -- raised $30,000 in 3 weeks.

$860K Generated in Lifetime Revenue

Since June 2015 inception of 8,190 customers.

March 2015 **September 2016** **2017** **September 2016** **2019** **Q2 2019**

May 2015 **July 2017** **May 2015** **2018** **April 2015** **June 2019**

Launch of Our Unique Swimwear Collection

Brought in $80,000 of revenue within this 3 week campaign.

Further Revenue Increase

Increased another 27%, from $305K in 2018 to about $400K in 2019.

Email subscriber list is 13,366

Facebook followers: 30K, IG Followers: 25.2K

Successfully funded!

Surpassed $18,000 goal on Kickstarter with a $26,000 raise for initial production of slim-straight jeans.

Article published on Entrepreneur.com

Launched on Kickstarter

Dapper Boi launched brand on Kickstarter showcasing our signature slim-straight jeans and "I'm Not A Boy" tees.

In the Press

Entrepreneur   EDGEMEDIANETWORK         PRIDE   7x7

 

SHOW MORE

Meet Our Team





Victoria Pasche
Co-Founder & CEO

*Co-Founder & CEO of Dapper Boi with 10
years experience in Casino Marketing. From
writing casino promotions to managing an
entire Marketing department, Vicky prides
herself in her creativity and in her passion
for people. She has a BA in Mass Media
Communication from Plattsburgh State
University of New York.*

Charisse Pasche
Co-Founder & President

*Co-Founder & President of Dapper Boi with
20 years of sales experience and 8 years of
managing sales teams. Charisse is a driver
that consistently exceeded her sales goals
and also enjoyed overseeing and motivating
large sales teams. She is passionate about
leading others, social media marketing, and
product development. Her education
includes a BA in Organizational Management
and a Masters in Business Psychology.*

Offering Summary

Company : Dapper Boi, Inc.

Corporate Address : 8680 Miralani Drive, STE 104, San
Diego, CA 92126

Offering Minimum : $9,999.00

Offering Maximum : $106,998.00

Minimum Investment Amount (per investor) : $198.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 3,333

Maximum Number of Shares Offered : 35,666

Price per Share : $3.00

Pre-Money Valuation : $6,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Dapper Boi will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3 / share, you will receive 10 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Early Investment Perks:

First 24 hours

Friends & Family Super Early Bird Bonus

Receive 15% bonus shares when you invest within the first 24 hours and $250 STORE CREDIT.

Day 2-8

Friends, Family and Fan Early Bird Bonus

Receive 10% bonus shares when you invest within days 2-8 and $200 STORE CREDIT.

Day 9-15

Early Adopter Bonus

Receive 5% bonus shares when you invest within days 9-15 and $100 STORE CREDIT.

Volume Perks

$500+

Owners VIP Tier

Invest $500+ and receive $500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 20% off ALL In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$1,000+

Community Tier

Invest $1000+ and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to

30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$2,500+

5% Bonus Shares

Invest $2,500 and receive $1,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

$5,000+

Invest $5,000 and receive $2,500 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 30% off all In-Stock purchases at

DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items) PLUS 10% bonus shares

$20,000+

Invest $20,000 and receive $5,000 STORE CREDIT and a VIP Dapper Boi "Owner" Account that will entitle you to 50% off all In-Stock purchases at DapperBoi.com FOR LIFE. (Excludes Pre-Order Campaign and clearance items)

PLUS 15% bonus shares and an invite to come to San Diego to meet the whole Dapper Boi team, get a tour of our HQ and help us design our next product launch!

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SE campaign Video

Vicky Pasche:

Hey there. I'm Vicki Pasche, founder of Dapper Boi. So what is Dapper Boi? Let me show you. People with curves who rock a masculine style don't have a ton of great choices in the men's section. We're stuck trying on clothes that we can barely button or we ended up settling for something way oversized and unflattering. And don't get us started on how men's button ups get that awful chest gap when we move. No thank you. We started Dapper Boi because we dreamed of jeans with a masculine cut that could also fit thick thighs and a butt. And our customers loved them. So we went on to create an entire clothing line featuring classic men's wear style that's made with curves in mind. Our signature fit includes just the right amount of room at the waist and hips and our button-ups feature hidden snaps to make that awful chest gap a thing of the past.

Vicky Pasche:

And did I mention we've done swimsuits too? Basically people went nuts over our clothes. It all started with our Kickstarter project raising over $26,000 for our very first pair of slim straight jeans in one month. Now, who knew that 223 backers after that project would turn into the now 13,000 person Dapper Boi family. So with no cashflow, we took that same crowd funding model to our own website. Over the next three years, we ran campaigns for our button-ups, swimsuits, jeans, and even casual blazers, bomber jackets, and they all crushed it. For example, we sold $80,000 worth of swimsuits in three weeks and every single time we completely sell out of our products. We've done nearly $1 million since inception and that's all with two part time employees in a small warehouse in San Diego. Our 13,000 customers love our product and they tell us all the time. Our biggest issue, cash flow. And that really results in a not so ideal customer experience.

Vicky Pasche:

Without cashflow, we can't hold a standard inventory and without a solid inventory our wait times are just too long. In eCommerce, when you buy a product, you want it now. Long wait times, plainly put, results in less sales. But it's clear that when we do have available options, our customers are fanatical about our clothes because we're solving a unique problem that apparel companies haven't considered before.

Vicky Pasche:

So how does your investment help solve these problems? With cash on hand, we'll be able to

build our inventory up, which will greatly reduce our customers' wait times, resulting in more sales for Dapper Boi. With proven marketing tactics, we will be able to spread the word further of what Dapper Boi provides to more people all around the world. For those who have heard of us, they love us. We just need to get our message in front of more eyes. And lastly, with more cash, we can have a wider array of product lines in all body shapes for our customers to choose from. It's for these three reasons that you should invest. The problem and solution has been validated. We found our target customer and most importantly, we have a killer product that our customers love. Now we just need to add fuel to this fire so we can scale Dapper Boi to a multimillion dollar company. Join this revolutionary gender neutral fashion movement by investing now. After all, isn't about time we fit in?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.